                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 15)

                          Outlet Communications, Inc.
                          ---------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    69011110
                                    --------
                                 (CUSIP Number)

                           Kenneth M. Socha, Esquire
                                   Suite 610
                              1627 I Street, N.W.
                            Washington, D.C.  20006
                                (202) 452-0101


- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___.

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          THE OCI TRUST
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  331,625
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . 00

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                         JEFFREY R. WALSH
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  331,625
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                        FRANK E. WALSH, JR.
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  331,625
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          THE HARTINGTON TRUST
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  626,764
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . 00

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          KURT T. BOROWSKY
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  626,764
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          RAYMOND G. CHAMBERS
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  626,764
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          DAVID J. ROY
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . .  626,764
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          THE JENNIE ZOLINE FOUNDATION
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . .  9,105
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . CO

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          FRANK H. PEARL
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . .  6,287
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . 15,392
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          HENRIK N. VANDERLIP
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . 17,678
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          MANFRED L. STEYN
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . 24,500
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          FRANK E. RICHARDSON, III
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . .  256,228
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          JULIUS KOPPELMAN
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . 16,842
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          JOHN D. HOWARD
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . 47,158
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          KEITH HIGHTOWER
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . .  5,817
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          RICHARD D. FERRIER
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . 11,738
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          MARIA E. NIXON TRUST
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . 11,738
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . 00

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          MARIA E. NIXON
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . .  -0-
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . 11,738
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          HUGH J. BYRNES
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . . . . 64,816
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . . . IN

CUSIP NO.  69011110
           --------

1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person.

                          MBL LIFE ASSURANCE CORPORATION
               Successor to The Mutual Benefit Life Insurance Company
- --------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group

         (a)
         (b)     X
- --------------------------------------------------------------------------------
3)       SEC Use Only
- --------------------------------------------------------------------------------
4)       Source of Funds

         Not Applicable
- --------------------------------------------------------------------------------
5)       Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      /___/
- --------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
- --------------------------------------------------------------------------------

Number of Shares            7)       Sole Voting Power  . . . . . . . . . . . . . .  -0-
Beneficially Owned          ------------------------------------------------------------
by Each Reporting           8)       Shared Voting Power  . . . . . . . . . .  4,073,626
Person With                 ------------------------------------------------------------
                            9)       Sole Dispositive Power . . . . . . . . .  2,135,000
                            ------------------------------------------------------------
                            10)      Shared Dispositive Power . . . . . . . . . . .  -0-
- ----------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by
         Each Reporting Person  . . . . . . . . . . . . . . . . . . . . . . .  4,073,626
- ----------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  /___/
- ----------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11) . . . . . . . . . . .  61.9%
- ----------------------------------------------------------------------------------------
14)      Type of Reporting Person . . . . . . . . . . . . . . . . . . . . . . . . IC, CO

         General.         This Amendment No. 15 to the Schedule 13D filed by
the persons listed on the signature pages hereto (the "Filing Persons") relates to the Class A Common Stock, par value $0.1 per share (the "Common Stock"), of Outlet Communications, Inc. ("Outlet") and amends, to the extent set forth herein, the Schedule 13D dated as of June 30, 1988, as previously amended by Amendments 1 through 14, as follows:

Item 2.  Identity and Background

         Item 2 is hereby supplemented to reflect the Maria E. Nixon Trust and Maria E. Nixon as filing persons as follows:

(a)              (i)      Maria E. Nixon Trust

                 (ii)     Maria E. Nixon, Trustee

(b)              Business Address:

                 P.O. Box 362
                 Rancho Santa Fe, California  92067

(c)              (i)      Private irrevocable trust

                 (ii)     Private investor

(d), (e)                  During the last five years, neither the Maria E.
                 Nixon Trust nor Maria E. Nixon have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to any such laws.

(f)              (i)      California

                 (ii)     United States

Item 4.  Purpose of the Transaction

         The response to Item 4 is hereby amended to add the following:

         On June 30, 1995, Outlet announced that it had signed a definitive agreement pursuant to which Renaissance Communications Corp. ("Renaissance") would acquire all of Outlet's outstanding shares of common stock for $42.25 per share. Messrs. Frank E. Richardson, Frank E. Walsh Jr., and Julius Koppelman are Filing Persons who are members of Outlet's Board of Directors and who, as directors, approved the transaction with Renaissance. Mr. Victor H. Palmieri, the designee of MBL Life Assurance Corporation, also approved the transaction as a director. Additionally, the transaction is subject to approval by the Outlet shareholders and FCC and Hart-Scott Rodino approvals.

         The Filing Persons reserve the right to take such action with respect to their Common Stock as they deem appropriate in light of the circumstances existing at the time, including, without limitation, acquiring additional shares of Common Stock or disposing of some or all of the shares of Common Stock owned by them, in the open market, in privately negotiated transactions, or otherwise.


Item 5.  Interest in Securities of the Issuer

         The response to items (a), (b), and (c) is hereby amended as follows:

         Outlet has 6,579,631 shares of Common Stock outstanding.

         By virtue of the Stockholders' Agreement described in Item 6 of this
Schedule 13D (the "Stockholders Agreement") each of the Filing Persons may be deemed to be the beneficial owner of 4,073,626 (or 61.9%) of the outstanding shares of Common Stock. Each of the Filing Persons disclaims beneficial ownership of the shares of Common Stock owned by each other party to the Stockholders' Agreement.

         (b) See each individual Filing Persons' responses to Items 7, 8, 9, and 10 on their respective cover pages to this Schedule 13D, which responses are incorporated herein by reference.

         (c) None of the Filing Persons has effected any transaction in the Common Stock during the past 60 days except that on May 22, 1995 The Jennie Zoline Foundation donated 875 shares to a charity, which shares are no longer subject to the Stockholders' Agreement.

         (d)     Not applicable.

         (e)     Not applicable.

Item 7.  Material to be Filed as Exhibits

         (a)  Joint Filing Agreement

         (b) Power of Attorney appointing Frank Richardson, Frank Walsh and Julius Koppelman.

         (c) Merger Agreement, dated as of June 30, 1995 among Renaissance Communications Corp., Renaissance Communications Acquisition Corp., and Outlet Communications, Inc.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated:  July 10, 1995                              The OCI Trust

                                                   By:      /S/ Jeffrey R. Walsh, Trustee*
                                                            ------------------------------
                                                            Jeffrey R. Walsh

                                                            /S/  Frank E. Walsh, Jr.*
                                                            -------------------------------------
                                                            Frank E. Walsh, Jr.


                                                            /S/ Raymond G. Chambers*
                                                            -----------------------------
                                                            Raymond G. Chambers


                                                            The Jennie Zoline Foundation

                                                   By:      /S/ Frank H. Pearl, Trustee*
                                                            --------------------------------------
                                                            Frank H. Pearl

                                                            /S/  Frank H. Pearl*
                                                            --------------------------------------------
                                                            Frank H. Pearl

                                                            /S/  Henrik N. Vanderlip*
                                                            ---------------------------------------
                                                            Henrik N. Vanderlip

                                                            /S/  Manfred L. Steyn*
                                                            ------------------------------------------
                                                            Manfred L. Steyn

                                                            /S/  Frank E. Richardson
                                                            ---------------------------------
                                                            Frank E. Richardson

                                                            /S/  Julius Koppelman*
                                                            ----------------------------------------
                                                            Julius Koppelman

                                                            /S/  John D. Howard*
                                                            -----------------------------------------
                                                            John D. Howard

                                                            /S/  Keith Hightower*
                                                            ------------------------------------------
                                                            Keith Hightower

                                                            /S/  Richard D. Ferrier*
                                                            -------------------------------------------
                                                            Richard D. Ferrier

                                                            Maria E. Nixon Trust

                                                   By:      /S/ Maria E. Nixon, Trustee*
                                                            --------------------------------------
                                                            Maria E. Nixon

                                                            /S/  Hugh J. Byrnes*
                                                            ------------------------------------------
                                                            Hugh J. Byrnes

                                                            /S/  Jeffrey R. Walsh*
                                                            -------------------------------------------
                                                            Jeffrey R. Walsh

                                                            The Hartington Trust

                                                   By:      /S/ Kurt T. Borowsky, Trustee*
                                                            ----------------------------------
                                                            Kurt T. Borowsky


                                                   By:      /S/ David J. Roy, Trustee*
                                                            --------------------------------------
                                                            David J. Roy

                                                            MBL Life Assurance Corporation,
                                                            Successor to The Mutual Benefit
                                                            Life Insurance Company



                                                   By:      /S/ Joe Krupsky*
                                                            -----------------------------------
                                                            Joe Krupsky

                                                            *Frank E. Richardson
                                                            Attorney in Fact

                                                            /S/ Frank E. Richardson
                                                            -----------------------

                                                                       Exhibit A


                             JOINT FILING AGREEMENT


The undersigned hereby agree that the foregoing Schedule 13D may be filed on behalf of each of them.

July 10, 1995                                      The OCI Trust

                                                   By:      /S/ Jeffrey R. Walsh, Trustee*
                                                            ------------------------------
                                                            Jeffrey R. Walsh

                                                            /S/  Frank E. Walsh, Jr.*
                                                            -------------------------------------
                                                            Frank E. Walsh, Jr.

                                                            /S/ Raymond G. Chambers*
                                                            -----------------------------
                                                            Raymond G. Chambers


                                                            The Jennie Zoline Foundation

                                                   By:      /S/ Frank H. Pearl, Trustee*
                                                            --------------------------------------
                                                            Frank H. Pearl

                                                            /S/  Frank H. Pearl*
                                                            --------------------------------------------
                                                            Frank H. Pearl

                                                            /S/  Henrik N. Vanderlip*
                                                            ---------------------------------------
                                                            Henrik N. Vanderlip

                                                            /S/  Manfred L. Steyn*
                                                            ------------------------------------------
                                                            Manfred L. Steyn

                                                            /S/  Frank E. Richardson
                                                            ---------------------------------
                                                            Frank E. Richardson

                                                            /S/  Julius Koppelman*
                                                            ----------------------------------------
                                                            Julius Koppelman

                                                            /S/ John D. Howard*
                                                            ------------------------------
                                                            John D. Howard

                                                            /S/  Keith Hightower*
                                                            -------------------------------------
                                                            Keith Hightower

                                                            /S/ Richard D. Ferrier*
                                                            -----------------------------
                                                            Richard D. Ferrier

                                                            Maria E. Nixon Trust

                                                   By:      /S/ Maria E. Nixon, Trustee*
                                                            --------------------------------------
                                                            Maria E. Nixon

                                                            /S/  Hugh J. Byrnes
                                                            --------------------------------------------
                                                            Hugh J. Byrnes

                                                            /S/  Jeffrey R. Walsh*
                                                            ---------------------------------------
                                                            Jeffrey R. Walsh

                                                            The Hartington Trust

                                                            /S/  Kurt T. Borowsky, Trustee*
                                                            ------------------------------------------
                                                            Kurt T. Borowsky

                                                            /S/  David J. Roy, Trustee*
                                                            ---------------------------------
                                                            David J. Roy

                                                            MBL Life Assurance Corporation
                                                            Successor to The Mutual Benefit
                                                            Life Insurance Company

                                                            /S/  Joe Krupsky*
                                                            ----------------------------------------
                                                            Joe Krupsky

                                                            *Frank E. Richardson
                                                            Attorney in Fact

                                                            /S/  Frank E. Richardson
                                                            -----------------------------------------

                                                                       Exhibit B


                               POWER OF ATTORNEY


         Each of the undersigned hereby appoint each of Frank E. Richardson, III, Frank E. Walsh, Jr., and Julius Koppelman as his or her true and lawful agent to act in his or her name, place or stead to execute and file with the Securities and Exchange Commission a Schedule 13D under the Securities Exchange Act of 1934 (including any and all amendments thereto) reporting his or her interest in shares of common stock of Outlet Communications, Inc. together with the other information required thereby and a Joint Filing Agreement in connection therewith.

         Each of said Attorneys and each substitute, if any, appointed as above provided shall have all the powers, including discretionary powers, which are granted to said Attorneys by any of the provisions of this instrument and, acting alone and without notice to anyone, may exercise any or all of said powers in the same manner and with the same effect as if appointed by this instrument as my sole Attorney-in-Fact.

         THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY SUBSEQUENT DISABILITY OR INCOMPETENCE.

         In witness whereof, the undersigned have hereunto set their hand and seal this 2nd day of June, 1995.


WITNESS:


/s/ Susan A. McConnell                             /s/ Hugh J. Byrnes
- -----------------------------------                -----------------------------------------
                                                   Hugh J. Byrnes



/s/ Donna D. Ferrier                               /s/ Richard D. Ferrier
- -----------------------------------                -----------------------------------------
                                                   Richard D. Ferrier


                       SIGNATURES CONTINUED ON NEXT PAGE

                                                   Hartington Trust



/s/ Susan A. McConnell                             /s/ Kurt T. Borowsky
- -----------------------------------                ---------------------------------------
                                                   By:  Kurt T. Borowsky, Trustee


/s/ Franca M. Ferracane                            /s/ Keith A. Hightower
- ------------------------------------               ---------------------------------------
                                                   Keith A. Hightower


/s/ Margaret Cooney                                /s/ John D. Howard
- ------------------------------------               ---------------------------------------
                                                   John D. Howard


/s/ Susan A. McConnell                             /s/ Julius Koppelman
- -----------------------------------                ---------------------------------------
                                                   Julius Koppelman

                                                   Maria E. Nixon Trust


/s/ Eduardo C. Ramirez                             /s/ Maria E. Nixon, Trustee
- -----------------------------------                --------------------------------------
                                                   By:  Maria E. Nixon, Trustee

                                                   The OCI Trust

/s/ Franca M. Ferracane                            /s/ Jeffrey Walsh
- ------------------------------------               --------------------------------------
                                                   By:  Jeffrey R. Walsh, Trustee


                                                   /s/ Frank H. Pearl
- ------------------------------------               --------------------------------------
                                                   Frank H. Pearl

                                                   Jennie Zoline Foundation



                                                   /s/ Frank H. Pearl
- -----------------------------------                --------------------------------------
                                                   By:  Frank H. Pearl, President

/s/ Elizabeth Reilly                               /s/ Frank Richardson
- -----------------------------------                --------------------------------------
                                                   Frank E. Richardson, III


/s/ Susan A. McConnell                             /s/ Manfred Steyn
- -----------------------------------                --------------------------------------
                                                   Manfred L. Steyn


/s/ Linda Pekar                                    /s/ Henrik N. Vanderlip
- -----------------------------------                --------------------------------------
                                                   Henrik N. Vanderlip



/s/ Nancy Roy                                      /s/ David Roy
- -----------------------------------                --------------------------------------
                                                   David J. Roy



/s/ Susan A. McConnell                             /s/ Kurt Borowsky
- -----------------------------------                --------------------------------------
                                                   Kurt T. Borowsky


                                                   /s/ Jeffrey Walsh
- -----------------------------------                --------------------------------------
                                                   Jeffrey R. Walsh

                                                   /s/ Raymond G. Chambers
- -----------------------------------                ------------------------------------
                                                   Raymond G. Chambers



                                                   /s/ Frank E. Walsh, Jr.
- -----------------------------------                -------------------------------------
                                                   Frank E. Walsh, Jr.

                                                   MBL Life Assurance Corporation



                                                   /s/ Joe Krupsky
- -----------------------------------                --------------------------------------
                                                   By:  Joe Krupsky

                                                                      EXHIBIT C



                 MERGER AGREEMENT dated as of June 30, 1995 (the "Agreement"), among RENAISSANCE COMMUNICATIONS CORP., a Delaware corporation ("Parent"), RENAISSANCE COMMUNICATIONS ACQUISITION CORP., a Delaware corporation ("Parent Sub"), and a wholly owned subsidiary of Parent, and OUTLET COMMUNICATIONS, INC., a Delaware corporation (the "Company").

                 WHEREAS, Parent Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware ("Delaware Law"), will merge with and into the Company (the "Merger"); and

                 WHEREAS, the Board of Directors of the Company has (i) determined that the Merger is fair to, and in the best interests of, the holders of Common Stock (as hereinafter defined) and (ii) approved this Agreement and the transactions contemplated hereby and recommended approval and adoption of this Agreement by the stockholders of the Company;

                 WHEREAS, the Board of Directors of Parent has determined that the Merger is in the best interests of Parent and its stockholders and has approved this Agreement and the transactions contemplated hereby;


                 NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:


                                   ARTICLE I

                                   THE MERGER

                 SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as hereinafter defined), Parent Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Parent Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). The name of the Surviving Corporation shall be Outlet Communications, Inc.

                 SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of the filing of the Certificate of Merger or the time specified therein being the "Effective Time").

                 SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Parent Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Parent Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

                 SECTION 1.04. Certificate of Incorporation; By-Laws. At the Effective Time, the Certificate of Incorporation and By-Laws of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws, respectively, of the Surviving Corporation.

                 SECTION 1.05. Directors and Officers. The directors of Parent Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of Parent Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                 SECTION 1.06. Closing. (a) The closing (the "Closing") of the Merger will take place at the offices of Stroock & Stroock & Lavan, New York, New York at 10:00 a.m., local time, on a date to be mutually agreed upon by Parent and the Company, which date shall be no later than the fifth business day following the date upon which the last to occur of the conditions set forth in Article VII is fulfilled or duly waived.

                 (b) Subject to the satisfaction or waiver of each of the conditions set forth in Article VII, at the Closing, (i) the closing certificates and other documents required by Article VII shall be delivered, and (ii) the appropriate officers of the Surviving Corporation shall execute and acknowledge the Certificate of Merger.

                                   ARTICLE II

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

                 SECTION 2.01. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Parent Sub, the Company or the holders of any of the following securities:

                 (a) Subject to the other provisions of this Section 2.01, each share of Class A Common Stock, par value $.01 per share (Common Stock"), issued and outstanding immediately prior to the Effective Time (excluding any shares described in Section 2.01(b) and any Dissenting Shares (as hereinafter defined)) shall be converted into the right to receive $42.25 in cash, without interest (the "Per Share Amount"). All such shares of Common Stock shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Per Share Amount as described below. The holders of certificates previously evidencing such shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock, except as otherwise provided herein or by law. Each such certificate previously evidencing shares of Common Stock shall be exchanged for the Per Share Amount multiplied by the number of shares previously evidenced by the canceled certificate upon the surrender of such certificate in accordance with the provisions of Section 2.02, without interest;

                 (b) Each share of Common Stock held in the treasury of the Company and each share of Common Stock owned by any direct or indirect subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto; and

                 (c) Each share of Common Stock, par value $.01 per share, of Parent Sub ("Parent Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one duly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

                 SECTION 2.02. Payment. (a) Paying Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank theretofore designated by the Company and Parent (the "Paying Agent"), for the benefit of the holders of shares of Common Stock, for payment in accordance with this Article II, through the Paying Agent, cash in an amount equal to the Per Share Amount multiplied by the number of shares of Common Stock outstanding immediately prior to the Effective Time, (such cash being hereinafter referred to as the "Payment Fund"). The Paying Agent shall, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to Section 2.01(a) out of the Payment Fund. The Payment Fund shall not be used for any other purpose.

                 (b) Payment Procedures. Promptly after the Effective Time, the Paying Agent shall mail to each record holder, as of the Effective Time, of an outstanding certificate that immediately prior to the Effective Time evidenced outstanding shares of Common Stock (the "Certificates") a form letter of transmittal and instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration set forth in Section 2.01(a) (the "Merger Consideration"), and such Certificate shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.02, each Certificate shall represent for all purposes only the right to receive the consideration set forth in Section 2.01(a), without any interest thereon.

                 (c) No Further Rights in Common Stock. All cash paid upon conversion of the shares of Common Stock in accordance with the terms of this Article II, and all cash paid pursuant to Section 2.05, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock.

                 (d) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Common Stock for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holders of Common Stock that have not theretofore complied with this
Article II shall thereafter look only to Parent for the Merger Consideration to which they are entitled.

                 (e) No Liability. Neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Common Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                 SECTION 2.03. Options. Parent and the Company shall take all action necessary to (i) terminate the Company's 1992 Stock Incentive Plan, as amended to the date of this Agreement (the "1992 Stock Plan"), effective as of the Effective Time, (ii) provide that each outstanding employee stock option or "Restricted Share" award to purchase shares of Common Stock granted under the 1992 Stock Plan (an "Option") shall become fully exercisable and vested, whether or not previously exercisable or vested, immediately prior to the Effective Time and (iii) provide that, with respect to any such Option that is outstanding immediately prior to the Effective Time, such holder shall be entitled to receive from the Company, immediately after the Effective Time, an amount in cash in cancelation of such Option equal to the excess, if any, of the Per Share Amount over the per share exercise price of such Option, multiplied by the number of shares of Common Stock to which the Option remains unexercised. Any such payment shall be subject to all applicable Federal, state and local tax withholding requirements.

                 SECTION 2.04. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Common Stock thereafter on the records of the Company. On or after the Effective Time, any certificates for shares of Common Stock presented to the Paying Agent, the Surviving Corporation or Parent for any reason shall be converted into the Merger Consideration.

                 SECTION 2.05. Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of Delaware Law (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Common Stock under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration, upon surrender, in the manner provided in Section 2.02, of the certificate or certificates that formerly evidenced such shares of Common Stock.


                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                 Except as set forth in the disclosure schedule delivered by the Company to Parent concurrent with the execution of this Agreement (the "Company Disclosure Schedule"), the Company hereby represents and warrants to Parent and Parent Sub that:

                 SECTION 3.01.  Organization and Qualification; Subsidiaries.
(a) The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly organized, validly existing and in good standing, or to have such power and authority, or to be duly qualified and in good standing, as the case may be, would not have a Company Material Adverse Effect (as hereinafter defined). The term "Company Material Adverse Effect" as used in this Agreement means any change or effect (other than a change or effect relating to the industry of the Company, the financial markets or the economy generally) that, individually or when taken together with all other such changes or effects, would be materially adverse to the financial condition, business, operations, earnings or prospects of the Company and its subsidiaries, taken as a whole.

                 (b) Section 3.01 of the Company Disclosure Schedule sets forth a complete and correct list of all the Company's directly or indirectly owned subsidiaries, together with (i) the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by each holder of such stock, and (ii) indication of whether each such subsidiary is a "Significant Subsidiary" (as hereinafter defined).

                 SECTION 3.02. Certificates of Incorporation and By-Laws. The Company has heretofore furnished to Parent complete and accurate copies of the Certificates of Incorporation and the By-Laws, in each case as amended or restated to the date of this Agreement, of the Company and each of its subsidiaries.

                 SECTION 3.03. Capitalization. (a) The authorized capital stock of the Company, as of immediately prior to the Effective Time, will consist of (i) 10,000,000 shares of Common Stock; (ii) 1,879,375 shares of Class B Common Stock, par value $.01 per share, and (iii) 1,000,000 shares of Preferred Stock, no par value. As of the date of this Agreement, (i) 6,579,631 shares of Common Stock (none of which is subject to preemptive rights created by statute, the Company's Certificate of Incorporation or By-Laws or any agreement to which the Company is a party or is bound), no shares of Class B Common Stock, and no shares of Preferred Stock are issued and outstanding,
(ii) no shares of Common Stock are held in the treasury of the Company; (iii) 272,469 shares of Common Stock are reserved for issuance pursuant to outstanding Options granted pursuant to the 1992 Stock Plan, (iv) no shares of Common Stock are issued and outstanding as "Restricted Shares" under the 1992 Stock Plan, and (v) no "Limited Rights" are issued and outstanding under the 1992 Stock Plan. Each of the outstanding shares of capital stock of the Company and each of its subsidiaries is duly authorized and validly issued, fully paid and nonassessable, and such shares owned by the Company or another subsidiary of the Company are owned free and clear of all liens, claims, encumbrances, security interests or other charges ("Encumbrances"), except for such Encumbrances as would not have a Company Material Adverse Effect.

                 (b) Immediately prior to the Effective Time, there will be no options, warrants or other rights (including registration rights), agreements, arrangements or commitments of any character to which the Company or any of its subsidiaries is a party relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, issue or sell any shares of the capital stock of the Company or any of its subsidiaries, by sale or otherwise. There are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to (i) repurchase, redeem or otherwise reacquire any shares of Common Stock or the capital stock of any subsidiary of the Company; or (ii) (other than advances to subsidiaries in the ordinary course of business) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any subsidiary of the Company or any other person. As of the date of this Agreement, none of the Company or any of its subsidiaries directly or indirectly owns, or has agreed to purchase or otherwise acquire, the capital stock of, or any interest convertible into or exchangeable or exercisable for, the capital stock of any corporation, partnership, joint venture or other business association or entity. Except for any agreements, arrangements or commitments between the Company and any of its subsidiaries or between such subsidiaries, there are no material agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of the Company or any of its subsidiaries. There are no voting trusts, proxies or other material agreements or understandings to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its subsidiaries.

                 (c) The Company has made available to Parent complete and accurate copies of the 1992 Stock Plan and the forms of agreements related to Options and Restricted Shares awarded pursuant to the 1992 Stock Plan, including all amendments thereto.

                 SECTION 3.04. Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Parent Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by the availability of equitable remedies.

                 SECTION 3.05.  No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of the Company or any of its subsidiaries, (ii) conflict with or violate any Federal, state, local or foreign law, statute, ordinance, rule, regulation, permit, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancelation of, or require payment under, or result in the creation of any Encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, or trigger any right of first refusal under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound, except for any thereof that would not have a Company Material Adverse Effect. The Board of Directors of the Company has taken all actions necessary under Delaware Law, including approving the transactions contemplated by this Agreement, to ensure that Section 203 of Delaware Law does not, or will not, apply to the transactions contemplated by this Agreement.

                 (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require the Company to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign ("Governmental Entity"), based on the Laws of any Governmental Entity, except (i) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Communications Act of 1934, as amended (the "Communications Act"), and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (ii) the filing and recordation of the Certificate of Merger as required by Delaware Law; and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent the Company from performing its obligations under this Agreement and would not have a Company Material Adverse Effect.

                 SECTION 3.06. Reports; Financial Statements. (a) Since June 30, 1992, (i) the Company and Outlet Broadcasting, Inc., a Rhode Island corporation ("Broadcasting") have filed all forms, reports, statements, schedules and other documents required to be filed with (A) the Securities and Exchange Commission (the "SEC"), including, without limitation, (I) all Annual Reports on Form 10-K, (II) all Quarterly Reports on Form 10-Q, (III) all Current Reports on Form 8-K, (IV) all other forms, reports, statements, schedules and other documents required to be filed, and (V) all amendments and supplements to all such forms, reports, statements, schedules and other documents (collectively, the "Company SEC Reports"); (B) any other applicable state securities authorities, and (C) the Federal

Communications Commission (the "FCC") and (ii) the Company and Broadcasting and their respective subsidiaries have filed all forms, reports, statements, schedules and other documents required to be filed with any other applicable Federal or state regulatory authorities, except where the failure to file any such forms, reports, statements, schedules or other documents would not have a Company Material Adverse Effect (all such forms, reports, statements, schedules and other documents in clauses (i) and (ii) of this Section 3.06(a) being referred to herein, collectively, as the "Company Reports"). The Company Reports, including all Company Reports filed after the date hereof and prior to the Effective Time, (i) were or will be prepared in all material respects in accordance with the requirements of applicable Law (including, with respect to the Company SEC Reports, the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports), and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that, to the extent that the foregoing relates to facts or omissions regarding persons other than the Company and its affiliates, such representation and warranty is being made to the Company's knowledge.

                 (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports filed prior to the Effective Time (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except (A) to the extent required by changes in generally accepted accounting principles and (B) with respect to Company SEC Reports filed prior to the date hereof, as may be indicated in the notes thereto) and
(ii) fairly present or will fairly present the consolidated financial position of the Company and its subsidiaries, as the case may be, as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that (x) any unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments and (y) any pro forma financial information contained in such consolidated financial statements is not necessarily indicative of the consolidated financial position of the Company and its subsidiaries, as the case may be, as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

                 SECTION 3.07. Undisclosed Liabilities. As of the date of this Agreement, none of the Company or any of its subsidiaries has, to the knowledge of the Company, any material liability (whether accrued, absolute, contingent or otherwise) that is required to be reflected on the financial statements (or the notes thereto) of the Company in accordance with generally accepted accounting principles, other than liabilities (a) reflected or reserved against in the consolidated balance sheets included in the Company's Form 10-Q for the quarter ended March 31, 1995, and Form l0-K for the year ended December 31, 1994 (the

"Balance Sheets") (or in the notes thereto), (b) with respect to matters disclosed in the Company Disclosure Schedule or excluded from the coverage of any of the representations, warranties or covenants herein, (c) that are covered by enforceable insurance, indemnification, contribution or comparable arrangements, (d) under the Laws of any jurisdiction, except for violation of any such Laws that would have a Company Material Adverse Effect, (e) under any contract or instrument, other than liabilities arising out of breaches of such contracts or instruments that would have a Company Material Adverse Effect, (f) under this Agreement or any agreement entered into in connection herewith, (g) with respect to matters addressed in Sections 3.13, 3.16 and 3.19 (which shall be governed solely by the terms of such Sections), and (h) incurred or arising in the ordinary course of business of the Company or such subsidiary since March 31, 1995.

                 SECTION 3.08. Material Contracts. Section 3.08 of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of all (a) written employment, severance, termination, consulting (to the extent any thereof involve annual payments of at least $25,000 or are not terminable on less than 366 days' notice without material penalty) and retirement agreements to which the Company or any of its subsidiaries is a party, (b) written collective bargaining agreements to which the Company or any of its subsidiaries is a party, (c) written agreements that require aggregate future payments by or to the Company or any of its subsidiaries of more than $500,000 that are not terminable by the Company or any of its subsidiaries on less than 366 days' notice without material penalty (other than purchase orders and advertising sales contracts entered into in the ordinary course of business), (d) written agreements containing covenants limiting the freedom of the Company or any of its subsidiaries to compete with any person in any line of business or in any area or territory, (e) license agreements involving annual payments in excess of $500,000, (f) indentures, mortgages and notes or other debt instruments evidencing indebtedness (other than purchase money indebtedness) in excess of $1,000,000, (g) material agreements of the Company or any of its subsidiaries with any shareholder or director of the Company, (h) agreements of the Company involving payments in excess of $500,000 containing any provisions with respect to a "change in control" of the Company, and (i) agreements under which the Company or any of its subsidiaries has advanced or loaned any amount in excess of $50,000 to any of its directors, officers or employees (collectively, the "Material Contracts"). Except as would not have a Company Material Adverse Effect, (a) the Company and its subsidiaries are not in default under any of the Material Contracts, and (b) to the Company's knowledge, the other parties thereto are not in default and the Material Contracts are valid and binding obligations of the other parties thereto, in accordance with their terms.

                 SECTION 3.09. FCC Licenses; Station Operation. Except for such matters as would not have a Company Material Adverse Effect, (a) to the Company's knowledge, it is operating the Licensed Stations (as hereinafter defined) in accordance with generally accepted industry practice, in compliance with the terms of the FCC Licenses (as hereinafter defined), and in compliance with the Communications Act and all applicable rules, regulations and policies of the FCC (collectively, the "FCC Rules and Regulations"); (b) the Company has filed or made all applications, reports and other disclosures required by the FCC to be filed or made with respect to the Licensed Stations and has timely paid all FCC regulatory fees with respect thereto; (c) all FCC Licenses used or useful in connection with the ownership and operation of the Licensed Stations as commercial broadcast television stations are valid and in full force and effect; (d) no application, action or proceeding is pending for the renewal or modification of any of the FCC Licenses and, to the Company's knowledge, there is not now before the FCC any investigation or complaint against the Company relating to the Licensed Stations; (e) there is no proceeding pending before the FCC (other than proceedings affecting the broadcast industry generally), and there is no outstanding notice of violation from the FCC, relating to the Licensed Stations; (f) to the Company's knowledge, there is no reasonable basis for the initiation or issuance by the FCC of any investigation, proceeding or notice of violation with respect to the Licensed Stations and there is no reasonable basis on which any third party could file such a complaint, which could reasonably be expected to prevent FCC approval of the FCC Application (as defined in Section 6.03); (g) to the Company's knowledge, no event has occurred which, individually or in the aggregate, and with or without the giving of notice or the lapse of time or both, would constitute grounds for revocation or termination of any FCC License or the imposition of any restriction or limitation on the operation of the Licensed Stations; and (h) no judgment, decree, order or notice of violation has been issued by any Governmental Entity which permits, or would permit, revocation, modification or termination of any FCC License or which results, or could result, in any impairment of any rights thereunder.

                 SECTION 3.10. Permits. (a) Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders (collectively, the "Company Permits"), that are necessary to own, lease and operate the properties of the Company and its subsidiaries and to carry on their business as they or it are or is owned, leased, operated or carried on, except, in each case, where the failure to possess such Company Permits would not have a Company Material Adverse Effect. The Company Permits are in full force and effect and there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding suspension or cancelation of any of the Company Permits, except, in each case, where the failure to possess, or the suspension or cancelation of, such Company Permits would not have a Company Material Adverse Effect.


                 SECTION 3.11. Properties. Each of the Company and its subsidiaries has good, valid and, in the case of real property, marketable fee simple, title to all the material assets and properties that it owns and that are reflected on the Balance Sheets (except for assets and properties sold, consumed or otherwise disposed of by them since the dates thereof), and such assets and properties are owned free and clear of all Encumbrances, except for
(a) liens for taxes and assessments not yet due and payable or for taxes the validity of which is being contested in good faith, (b) Encumbrances to secure indebtedness reflected on the Balance Sheets or indebtedness (including purchase money indebtedness) incurred in the ordinary course of business and consistent with past practice after the date thereof, (c) mechanic's, materialmen's and other Encumbrances that have arisen in the ordinary course of business and (d) imperfections of title and Encumbrances the existence of which do not have a Company Material Adverse Effect. All the material buildings, structures, equipment and other tangible assets of the Company and its subsidiaries (whether owned or leased) are in normal operating condition (normal wear and tear excepted) and are fit for use in the ordinary course of business of the Company.

                 SECTION 3.12. Intellectual Property. Section 3.12 of the Company Disclosure Schedule sets forth a complete and accurate list and a brief description of all patents, patent applications, trademarks, trade names, service marks and other intellectual property (the "Intellectual Property") owned, used or licensed by or to the Company and pertaining to the business of the Company, which is all the Intellectual Property necessary to conduct the business of the Company, except for Intellectual Property, the lack of which would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, to the Company's knowledge, the rights of the Company in or to such Intellectual Property do not conflict with or infringe on the rights of any other person, and the Company has not received any claim or notice from any person to such effect.

                 SECTION 3.13. Taxes. Except for such matters as would not have a Company Material Adverse Effect, (a) the Company and its subsidiaries have filed or will timely file all returns and reports required to be filed prior to the Effective Time by them with any taxing authority with respect to Taxes (as hereinafter defined) for any period ending on or before the Effective Time, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or will be paid, (c) no deficiency for any material amount of Tax has been asserted or assessed by a taxing authority against the Company or its subsidiaries, and (d) no consent under
Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code"), has been filed with respect to the Company or any of its subsidiaries. As of the date of this Agreement, there are no examinations of Federal income tax returns of the Company currently being conducted by the Internal Revenue Service.

                 SECTION 3.14. Compliance. To the Company's knowledge, none of the Company or any of its subsidiaries is in default or violation of (a) any Law applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound or (b) any of the Company Permits, except for any such defaults or violations that would not have a Company Material Adverse Effect. None of the Company or any of its subsidiaries has received from any Governmental Entity any written notification with respect to possible defaults or violations of Laws by the Company or any of its subsidiaries, except, in each case, for written notices relating to possible defaults or violations that would not have a Company Material Adverse Effect or have been resolved.

                 SECTION 3.15. Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement, during the period commencing January 1, 1995, and ending on the date of this Agreement, the Company and its subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and there has not been: (a) any material damage, destruction or loss (not covered by insurance) with respect to any material assets of the Company or any of its subsidiaries that has resulted in a Company Material Adverse Effect; (b) any material change by the Company or its subsidiaries in their accounting methods, principles or practices; (c) except for dividends by a subsidiary of the Company to the Company or another subsidiary of the Company or repurchases of shares of Common Stock from terminated employees pursuant to the 1992 Stock Plan, any declaration, setting aside or payment of any dividends or distributions in respect of shares of Common Stock or the shares of stock of, any subsidiary of the Company or any redemption, repurchase or other reacquisition of any of the Company's equity securities or any of the equity securities of any subsidiary of the Company;
(d) any material increase in the benefits under, or the establishment or amendment of, any material bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any material increase in the compensation payable or to become payable to directors, officers or employees of the Company or its subsidiaries, except for increases in salaries or wages payable or to become payable in the ordinary course of business and consistent with past practice; or (e) a Company Material Adverse Effect.

                 SECTION 3.16. Litigation. As of the date of this Agreement, there is no claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of the Company, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of the Company, threatened in writing against the Company or any of its subsidiaries or any properties or rights of the Company or any of its subsidiaries (except for claims, actions, suits, litigations, proceedings, arbitrations or investigations that would not have a Company Material Adverse Effect), and neither the Company nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders, except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except for matters that would not have a Company Material Adverse Effect.

                 SECTION 3.17.  Employee Benefit Plans; Labor Matters.  (a)
Section 3.17(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each employee benefit plan, program, arrangement and contract (including, without limitation, any "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), employment agreements, personnel policies or fringe benefit plans, policies, programs and arrangements, stock bonus, deferred compensation, pension, severance, bonus, vacation, travel, incentive, and health, disability and other welfare plans), maintained or contributed to by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries could incur liability under Section 4069, 4212(c) or 4204 of ERISA (the "Company Benefit Plans").

                 (b) None of the Company or any of its subsidiaries contributes to, has any material obligation to contribute to or otherwise has any material liability or potential material liability with respect to (i) any "multiemployer plan" (as such term is defined in Section 3(37) of ERISA), (ii) any plan of the type described in Section 4063 and 4064 of ERISA or (iii) any plan that provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or current or future former employees, their spouses or dependents, other than in accordance with Section 4980B of the Code, or applicable state benefit continuation law. None of the Company or any of its subsidiaries has any liability or, to the knowledge of the Company, potential liability with respect to any employee benefit plan subject to Title IV of ERISA or Section 412 of the Code that is currently or was formerly maintained by any other current or former member of the controlled group of corporations, trades or businesses (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which the Company or any of its subsidiaries is or was a member that would have a Company Material Adverse Effect.

                 (c) Each Company Benefit Plan has been maintained, funded and administered in compliance in all material respects with applicable Law, including, without limitation, ERISA and the Code. None of the Company or any of its subsidiaries has engaged in any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that has resulted or could reasonably be expected to result in any material liability to the Company or any of its subsidiaries. No Company Benefit Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such sections of ERISA and the Code, whether or not waived. No material liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for payment of premiums in the ordinary course) has been or is reasonably expected to be incurred with respect to any Company Benefit Plan that is subject to Title IV of ERISA; no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Company Benefit Plan; and the PBGC has not commenced or threatened the termination of any such Company Benefit Plan. None of the assets of the Company or any of its subsidiaries is the subject of any lien arising under
Section 302(f) of ERISA or Section

412(n) of the Code; and none of the Company or any of its subsidiaries has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code.

                 (d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such Company Benefit Plan and the tax-exempt status of such related trust.

                 (e) With respect to each Company Benefit Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all material required contributions for all periods ending prior to or as of the Effective Time (including periods from the first day of the then-current plan year to the Effective Time) have been or will be made or properly accrued.

                 (f) With respect to each Company Benefit Plan, the Company has made available to Parent, complete and accurate copies, to the extent applicable, of (i) all documents embodying or governing such Company Benefit Plan and any funding medium for the Company Benefit Plan, (ii) the 1993 annual report (Form 5500 series) filed with the Internal Revenue Service (with attachments), (iii) the most recent actuarial report, (iv) the two most recent financial statements and (v) the most recent IRS determination or approval letter with respect to such Company Benefit Plan under Section 401 or 501(a)(9) of the Code (and pending requests or applications for determinations or approvals).

                 (g) The Company and each of its subsidiaries are in compliance with all applicable Laws relating to the employment of personnel and labor, except where a failure to be in compliance would not have a Company Material Adverse Effect.

                 (h) Except for such exceptions as do not have a Material Adverse Effect, as of the date of this Agreement, (i) there are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its subsidiaries and any of their respective employees;
(ii) none of the Company or any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any of its subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no grievances outstanding against the Company or any of its subsidiaries under any such agreement or contract; (iv) there are no unfair labor practice complaints pending against the Company or any of its subsidiaries before the National Labor Relations Board or any current union representation questions involving employees of the Company or any of its subsidiaries; and (v) there is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its subsidiaries.

                 SECTION 3.18. Insurance. All material insurance policies (the "Insurance Policies") with respect to the property, assets, operations and business of the Company and its subsidiaries are in full force and effect in all material respects. The coverage amounts set forth in such Insurance Policies (subject to applicable deductibles) are not less than the replacement cost of the assets insured by such Insurance Policies. There are no pending material claims against the Insurance Policies by the Company or any of its subsidiaries as to which the insurers have denied material liability.

                 SECTION 3.19. Environmental Matters. (a) Except as would not have a Company Material Adverse Effect, (i) the Company is in compliance with all applicable Federal, state, local and foreign laws and regulations relating to pollution and the discharge of materials into the environment ("Environmental Laws"), (ii) the Company holds all the permits, licenses and approvals of governmental authorities and agencies necessary for the current use, occupancy or operation of its assets and business under Environmental Laws ("Environmental Permits"), and (iii) the Company is in compliance with all its Environmental Permits.

                 (b) The Company has not received any written request for information, or been notified that it is a potentially responsible party, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or any similar state, local or foreign law with respect to any real property owned or leased by it.

                 (c) The Company has not entered into or agreed to any consent decree or order and is not subject to any judgment, decree or judicial order relating to compliance with or the cleanup of regulated substances under any applicable Environmental Law.

                 (d) None of the real property owned or leased by the Company is listed or, to the knowledge of the Company, proposed for listing on the "National Priorities List" under CERCLA, or on the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the United States Environmental Protection Agency, as updated through the date of this Agreement, or any similar state list of sites requiring investigation or cleanup.

                 SECTION 3.20. Brokers. Other than Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

                                   ARTICLE IV

            REPRESENTATIONS AND WARRANTIES OF PARENT AND PARENT SUB

                 Except as set forth in the disclosure schedule delivered by Parent and Parent Sub to the Company concurrent with the execution of this Agreement (the "Parent Disclosure Schedule"), Parent and Parent Sub hereby jointly and severally represent and warrant to the Company that:

                 SECTION 4.01. Organization and Qualification; Subsidiaries. Each of Parent and Parent Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The term "Parent Material Adverse Effect" as used in this Agreement means any change or effect (other than a change or effect relating to the industry of Parent, the financial markets or the economy generally) that, individually or when taken together with all such other changes or effects, would be materially adverse to the financial condition, business, operations, earnings or prospects of Parent and its subsidiaries, taken as a whole.

                 SECTION 4.02. Certificate of Incorporation and By-Laws. Parent has heretofore furnished to the Company a complete and accurate copy of the Certificate of Incorporation and the By-Laws, as amended or restated to the date of this Agreement, of each of Parent and Parent Sub.

                 SECTION 4.03. Authority. (a) Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Parent. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by the availability of equitable remedies.

                 (b) Parent Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Parent Sub. The execution and delivery of this Agreement by Parent Sub and the consummation by Parent Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by Parent Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent Sub, enforceable against Parent Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by the availability of equitable remedies. Parent, as the sole stockholder of Parent Sub, has duly approved and adopted this Agreement in accordance with Delaware Law.

                 SECTION 4.04.  No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by Parent and Parent Sub do not, and the performance of this Agreement by Parent and Parent Sub will not,
(i) conflict with or violate the Certificate of Incorporation or By-Laws of Parent, Parent Sub or any of Parent's subsidiaries, (ii) conflict with or violate any Laws applicable to Parent, Parent Sub or any of Parent's subsidiaries or by which any of their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Encumbrance on any of the properties or assets of Parent, Parent Sub or any of Parent's subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Parent Sub or any of Parent's subsidiaries is a party or by which Parent, Parent Sub or any of Parent's subsidiaries or any of their respective properties is bound, except for any thereof that would not have a Parent Material Adverse Effect.

                 (b) The execution and delivery of this Agreement by Parent and Parent Sub do not, and the performance of this Agreement by Parent and Parent Sub will not, require Parent or Parent Sub to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity based on the Laws of any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, the Communications Act and the HSR Act and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent Parent or Parent Sub from performing its obligations under this Agreement and would not have a Parent Material Adverse Effect.

                 SECTION 4.05. Ownership of Parent Sub; No Prior Activities. Parent Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and the financing thereof and except for this Agreement and any other agreements or arrangements contemplated by this Agreement or related to the financing of the transactions contemplated hereby, Parent Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

                 SECTION 4.06. Vote Required. No vote of the holders of any class or series of capital stock of Parent is necessary to approve any of the transactions contemplated hereby. The affirmative vote of the holders of a majority of the outstanding shares of common stock of Parent Sub is the only vote of the holders of any class or series of Parent Sub capital stock necessary to approve any of the transactions contemplated hereby.

                 SECTION 4.07. Financing. (a) Parent is highly confident that it will be able to obtain financing from reliable financing sources the aggregate proceeds of which (along with cash held by Parent and its subsidiaries and cash held by or available to the Company and its subsidiaries) will be in an amount sufficient to (i) consummate the Merger (and make all the payments contemplated by Article II), (ii) pay all related fees and expenses,
(iii) permit Broadcasting to comply with paragraph 4 of the 1988 Agreement (as hereinafter defined), (iv) permit the Company to comply with Section 5 of the Babb Agreement (as hereinafter defined), and (v) provide adequate working capital for the operation of the Company as of the Effective Time.

                 (b) Parent acknowledges that the financing structure to be employed by Parent and Parent Sub in connection with the financing for the transactions contemplated hereby has been and will continue to be devised by Parent and that the Company makes no representation or warranty with respect to such financing structure.

                 (c) Parent and Parent Sub have no reason to believe that they are not financially qualified under applicable FCC requirements to acquire and exercise control over the Company as contemplated under this Agreement and are not aware of any matters or relationships involving the Parent or Parent Sub or any of their affiliates that could reasonably be expected to cause the FCC to disapprove the transfer of control of the Company contemplated hereunder or to designate the FCC Application (as defined in Section 6.03(a)) for evidentiary hearing.

                 SECTION 4.8. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Parent Sub.

                                   ARTICLE V

                                   COVENANTS

                 SECTION 5.01. Affirmative Covenants of the Company. The Company hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Parent, the Company will and will cause its subsidiaries to (a) operate its business in the usual and ordinary course consistent with past practices; (b) use its reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its respective principal officers and key employees and maintain its relationships with its respective principal customers and suppliers; (c) use its reasonable efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted; and (d) use its reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained; provided, however, that in the event the Company deems it necessary to take certain actions that would otherwise be proscribed by clauses (a) - (d) of this Section 5.01, the Company shall consult with Parent and Parent shall consider in good faith the Company's request to take such action and not unreasonably withhold or delay its consent for such action.

                 SECTION 5.02. Negative Covenants of the Company. Except as expressly contemplated by this Agreement and except as set forth in Section
5.02 of the Company Disclosure Schedule, or otherwise consented to in writing by Parent, from the date hereof until the Effective Time, the Company will not do, and will not permit any of its subsidiaries to do, any of the following:

                 (a) (i) increase the periodic compensation payable to or to become payable to any director or executive officer of the Company or any of its subsidiaries, except for increases in salary, wages or bonuses payable or to become payable in the ordinary course of business and consistent with past practice; (ii) grant any severance or termination pay (other than pursuant to existing severance arrangements or policies as in effect on the date of this Agreement and "stay" bonuses which do not exceed $200,000 in the aggregate) to, or enter into any employment or severance agreement with, any director, officer or employee of the Company or any of its subsidiaries involving an annual payment of more than $100,000 and not terminable on or before the Closing (other than employment, severance or similar agreements entered into with the consent of Parent, which consent shall not be unreasonably withheld or delayed); or (iii) adopt any employee benefit plan or arrangement, except as may be required by applicable Law or pursuant to any collective bargaining agreement between the Company or any of its subsidiaries and their respective employees;

                 (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock of the Company;

                 (c) (i) redeem, repurchase or otherwise reacquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock (other than any such acquisition directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations (except in connection with the exercise of outstanding Options referred to in Section 3.03 in accordance with their terms); (ii) effect any reorganization or recapitalization of the Company; or
(iii) split, combine or reclassify any of the Company's capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

                 (d) (i) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any Encumbrances) of, any shares of any class of its or its subsidiaries' capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares (except for the issuance of shares upon the exercise of outstanding Options and except for the issuance of options to employees with the consent of Parent); or (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof;

                 (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division (other than a wholly owned subsidiary) thereof, or otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets in the ordinary course of business and consistent with past practice) in the case of asset purchases which are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, or make or commit to make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice and with the Company's 1995 Capital Plan;

                 (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its material assets or any material assets of any of its subsidiaries except for the grant of purchase money security interests and dispositions in the ordinary course of business and consistent with past practice;

                 (g) propose or adopt any amendments to its Certificate of Incorporation or, as to its By-Laws, any amendments that would have an adverse impact on the consummation of the transactions contemplated by this Agreement or would be adverse to Parent's interests;

                 (h) (A) change any of its methods of accounting in effect at March 31, 1995, or (B) make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes (except where the amount of such settlements or controversies, individually or in the aggregate, does not exceed $250,000), or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending December 31, 1993, except, in the case of clause (A) or clause (B), as may be required by Law or generally accepted accounting principles;

                 (i) incur any obligation for borrowed money other than purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, except in the ordinary course of business under existing loan agreements or capitalized leases, or prepay, before the scheduled maturity thereof, any of its long-term debt;

                 (k) agree in writing or otherwise to do any of the foregoing;

                 (l) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as hereinafter defined), or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any of its subsidiaries or any representative retained by the Company or any of the Company's subsidiaries to take any such action, and the Company shall promptly notify Parent of all relevant terms of any such inquiries and proposals received by the Company or any of its subsidiaries, or by any such officer, director or representative, relating to any of such matters and if such inquiry or proposal is in writing, the Company shall deliver or cause to be delivered to Parent a copy of such inquiry or proposal; provided, however, that nothing contained in this subsection (l) shall prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction, if, and only to the extent that, (A) the Board of Directors of the Company, after consultation with independent legal counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders imposed by Delaware Law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, (C) prior to furnishing such information to such person or entity, the Company receives from such person or entity an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (as hereinafter defined), and (D) the Company keeps Parent informed, on a current basis, of the status of any such discussions or negotiations; or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Competing Transaction. For purposes of this Agreement, "Competing Transaction" shall mean any of the following involving the Company or any of its subsidiaries: (a) any merger, consolidation, share exchange, business combination, or other similar transaction (other than the transactions contemplated by this Agreement); (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (c) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company; (d) any person shall have acquired, after the date hereof, beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed that beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of capital stock of the Company; or (e) any public announcement of a proposal, plan or intention to do any of the foregoing;

                 (m) except in the ordinary course of business and consistent with prior practice or with the consent of Parent (which shall not be unreasonably withheld or delayed), enter into, renew, renegotiate, modify, amend or terminate any time sales contracts involving an annual payment of more than $100,000; or

                 (n) except in the ordinary course of business and consistent with prior practice or with the consent of Parent (which shall not be unreasonably withheld or delayed), enter into, amend or modify any contract involving an annual payment of more than $100,000 under which the Company is authorized to broadcast programming.

                 SECTION 5.03. Access and Information. Subject to confidentiality agreements to which the Company or any of its subsidiaries is a party, the Company shall, and shall cause its subsidiaries to (i) afford to Parent and its officers, directors, employees, accountants, consultants, legal counsel, agents, lenders (including representatives of any lenders) and other representatives (collectively, the "Parent Representatives") reasonable access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and its subsidiaries and to the books and records thereof and (ii) furnish promptly to Parent and the Parent Representatives such information concerning the business, properties, contracts, records and personnel of the Company and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by Parent.

                 SECTION 5.04. Confidentiality. The parties hereto will comply or will cause their respective affiliates to comply with all their respective obligations under the

Confidentiality Agreement between the Company and Parent (the "Confidentiality Agreement"). The Company agrees to not use, and to keep confidential, any information provided to it by Parent or its subsidiaries (and cause its employees, lenders and advisors to do the same) to the same extent and under the same covenants as provided in the Confidentiality Agreement with respect to Parent's treatment of the Company's confidential information.

                 SECTION 5.05. Certain Obligations. At the Effective Time, Parent will cause the Surviving Corporation to discharge its obligations under
Section 5(d) of the Babb Agreement.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

                 SECTION 6.01. Stockholder Approval. The Company shall, promptly after the date of this Agreement, take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and By-Laws to convene a meeting of the Company's stockholders (the "Company Stockholders' Meeting"), to approve and adopt this Agreement. The Company shall use its reasonable efforts to solicit from stockholders of the Company proxies in favor of the approval and adoption of this Agreement, unless otherwise required by applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with independent legal counsel.

                 SECTION 6.02. Proxy Statement. (a) As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement in connection with the matters to be considered at the Company Stockholders' Meeting (the "Company Proxy Statement"). The Company shall use its reasonable efforts to cause the Company Proxy Statement to be "cleared" by the SEC for mailing to the stockholders of the Company as promptly as practicable and shall mail the Company Proxy Statement to its stockholders as promptly as practicable thereafter. Parent shall furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with such actions. The Company Proxy Statement shall include the recommendation of the Company's Board of Directors in favor of approval and adoption of this Agreement, unless otherwise required by applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with independent legal counsel. Parent shall have the right to review the Company Proxy Statement before it is filed with the SEC.

                 (b) The information supplied by Parent for inclusion in the Company Proxy Statement shall not, at the date the Company Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Company Stockholders' Meeting or at the

Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Parent or any of its affiliates, or its or their respective officers or directors, should be discovered by Parent that should be set forth in a supplement to the Company Proxy Statement, Parent shall promptly inform the Company.

                 (c) All information contained in the Company Proxy Statement (other than information provided by Parent for inclusion therein) shall not, at the date the Company Proxy Statement (or any supplement thereto) is first mailed to stockholders, at the time of the Company Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its affiliates, or to its or their respective officers or directors, should be discovered by the Company that should be set forth in a supplement to the Company Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

                 SECTION 6.03. FCC Application. (a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare an appropriate application for FCC consent, and such other documents as may be required, with respect to the transfer of control of the Company to Parent (the "FCC Application"). Not later than the tenth business day following execution, Parent shall deliver to the Company its completed portion of the FCC Application. Not later than the twelfth business day following the execution, the Company shall file, or cause to be filed, the FCC Application. Parent and the Company shall prosecute the FCC Application in good faith and with due diligence in order to obtain such FCC consent as expeditiously as practicable. If the Closing shall not have occurred for any reason within the initial effective period of the granting of approval by the FCC of the FCC Application, and neither Parent nor the Company shall have terminated this Agreement pursuant to Section 8.01, Parent and the Company shall jointly request one or more extensions of the effective period of such grant. Neither Parent nor the Company shall knowingly take, or fail to take, any action the intent or reasonably anticipated consequence of which action or failure to act would be to cause the FCC not to grant approval of the FCC Application.

                 (b) Parent and the Company shall each pay one-half of any FCC fees that may be payable in connection with the filing or granting of approval of the FCC Application. Parent and the Company shall each oppose any request for reconsideration or judicial review of the granting of approval of the FCC Application. The Company shall pay any cost incurred in connection with complying with the FCC notice and advertisement requirements in connection with the transfer of control of the Company.

                 SECTION 6.04.  Other Appropriate Action; Consents; Filings.
(a) The Company and Parent shall each use their reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise (including, in the case of Parent, consummating the Financing) to consummate and make effective the transactions contemplated by this Agreement,
(ii) obtain any consents or approvals with respect to the Merger the absence of which would result in a Company Material Adverse Effect (it being understood that obtaining (i) any thereof that are referred to in Section 7.01(a) or listed on Exhibit 7.02(c) shall be a condition to Parent's obligation to consummate the Merger, and (ii) any thereof that are not referred to in Section 7.01(a) or are not listed on Exhibit 7.02(c) shall not be a condition to Parent's obligation to consummate the Merger), (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (B) the HSR Act, and (C) any other applicable Law; provided that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents (except those filed in connection with the HSR Act) to the nonfiling party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Company Proxy Statement) in connection with the transactions contemplated by this Agreement.

                 (b) Each of the Company and Parent agree to cooperate and use their reasonable efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by pursuing any necessary administrative or judicial appeal or legislative action.

                 SECTION 6.05. Public Announcements. Unless otherwise required by applicable Law or stock exchange or NASDAQ requirements, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation.

                 SECTION 6.06. Indemnification. (a) The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of persons who at any time prior to the Effective Time were identified as prospective indemnitees under the Certificate of Incorporation or By-laws of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law.

                 Parent will not permit the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of any of the Company's subsidiaries on the date of this Agreement to be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of persons who at any time prior to the Effective Time were identified as prospective indemnitees under any such Certificate of Incorporation or By-laws in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law.

                 (b) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors and employees of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Parent and the Surviving Corporation (which approval shall not be unreasonably withheld), or otherwise in connection with, any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was such a director, officer or employee and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), in each case to the fullest extent permitted under Delaware Law (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of Delaware
Law). Parent hereby guarantees the Surviving Corporation's obligations pursuant to this Section 6.06(b).

                 (c) Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time (i) the Indemnified Parties may retain the Company's regularly engaged independent legal counsel as of the date of this Agreement, or other independent legal counsel satisfactory to them provided that such other counsel shall be reasonably acceptable to Parent and the Surviving Corporation, (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and (iii) the Surviving Corporation will use its reasonable efforts to assist in the vigorous defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 6.06, upon learning of any such Claim, shall notify the Surviving Corporation (although the failure so to notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability which the Surviving Corporation may have under this Section 6.06, except to the extent such failure prejudices the Surviving Corporation), and shall deliver to the Surviving Corporation the undertaking contemplated by
Section 145(e) of Delaware Law. The Indemnified Parties as a group may retain one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to such Indemnified Parties), a conflict on any significant issue between the positions of any two or more of such Indemnified Parties, in which event, an additional counsel as may be required may be retained by such Indemnified Parties.

                 (d) Parent shall cause to be maintained in effect for not less than five years after the Effective Time (except to the extent not generally available in the market) the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that (i) Parent may substitute therefor policies of substantially the same coverage containing terms and conditions that are substantially the same for the Indemnified Parties to the extent reasonably available and (ii) Parent shall not be required to pay an annual premium for such insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as possible for such amount.

                 (e) This Section 6.06 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs and personal representatives and shall be binding on Parent and Parent Sub and the Surviving Corporation and their respective successors and assigns.

                 SECTION 6.07. Obligations of Parent Sub. Parent shall take all action necessary to cause Parent Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

                 SECTION 6.08. Investigation. Parent acknowledges and agrees that it (a) has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Company, (b) has been furnished with or given adequate access to such information about the Company as it has requested, and (c) it will not assert any claim against any of the Company's officers, directors, employees, agents, stockholders, affiliates, advisors or other representatives, or hold any of such persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Company or such persons concerning the Company. Parent acknowledges and agrees that none of the Company's stockholders, officers, directors, employees, agents, affiliates, advisors or other representatives have made, or are making, any representations or warranties with respect to the Company, this Agreement, or any of the transactions contemplated hereby.


                                  ARTICLE VII

                               CLOSING CONDITIONS

                 SECTION 7.01. Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

                 (a) FCC Approval. The FCC shall have issued a Final Order (as hereinafter defined) approving the FCC application, and such Final Order shall include the granting of such waivers, if any, of the FCC Rules and Regulations as may be necessary to permit the consummation of the transactions contemplated hereby. All the terms and conditions contained in the Final Order required to be satisfied on or prior to the Closing shall have been satisfied and performed.

                 (b) Antitrust. The applicable waiting period under the HSR Act shall have expired or been terminated.

                 (c) Litigation, etc. No Governmental Entity or Federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

                 (d) Stockholder Approval. The holders of a majority of the outstanding shares of Common Stock shall have approved and adopted this Agreement in accordance with Delaware Law and the rules and regulations of NASDAQ.

                 SECTION 7.02. Additional Conditions to Obligation of Parent. The obligation of Parent to effect the Merger is also subject to the following conditions:

                 (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement (i) in the case of any thereof that are expressly qualified by any materiality qualification, shall be true and correct, subject to such materiality qualification, and (ii) in the case of all other representations and warranties, shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time, and except that those representations and warranties that address matters only as of a particular date shall remain true and correct, subject to such materiality qualifications or in all material respects, as the case may be, as of such date. Parent shall have received a certificate of the Chief Executive Officer of the Company to such effect.

                 (b) Agreements and Covenants. The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where the failure to so comply would not have a Company Material Adverse Effect. Parent shall have received a certificate of the Chief Executive Officer of the Company to that effect.

                 (c) Consents and Approvals. All consents, approvals and authorizations that are described on Exhibit 7.02(c) shall have been obtained.

                 SECTION 7.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

                 (a) Representations and Warranties. Each of the representations and warranties of Parent and Parent Sub contained in this Agreement (i) in the case of any thereof that are expressly qualified by any materiality qualification, shall be true and correct, subject to such materiality qualification, and (ii) in the case of all other representations and warranties, shall be true and correct in all material respects, in each case as of the Effective Time as though made on and as of the Effective Time, and except that those representations and warranties that address matters only as of a particular date shall remain true and correct, subject to such materiality qualifications or in all material respects, as the case may be, as of such date. The Company shall have received a certificate of the Chief Financial Officer of Parent to such effect.

                 (b) Agreements and Covenants. Parent shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where the failure to comply would not have a Parent Material Adverse Effect. The Company shall have received a certificate of the Chief Financial Officer of Parent to that effect.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

                 SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

                 (a)      by mutual consent of Parent and the Company;

                 (b) by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue in any material respect, in either case such that the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied (a "Terminating Company Breach"), provided that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable efforts and for so long as the Company continues to exercise such reasonable efforts, Parent may not terminate this Agreement under this Section 8.01(b);

                 (c) by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue in any material respect, in either case such that the conditions set forth in Section 7.03(a) or Section 7.03(b) would not be satisfied (a "Terminating Parent Breach"), provided that, if such Terminating Parent Breach is curable by Parent through the exercise of its reasonable efforts and for so long as Parent continues to exercise such reasonable efforts, the Company may not terminate this Agreement under this Section 8.01(c);

                 (d) by either Parent or the Company, if there shall be any Order that is final and nonappealable preventing the consummation of the Merger, except if the party relying on such Order has not complied with its obligations under Section 6.03(a) or 6.03(b);

                 (e) by Parent or the Company, if the Merger shall not have been consummated before June 30, 1996, except if the party seeking to terminate the Agreement shall be in breach hereof;

                 (f) by Parent or the Company, if the approval and adoption of this Agreement shall fail to receive the requisite vote by the stockholders of the Company at the Company Stockholders' Meeting;

                 (g) by Parent, if (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or Parent Sub or shall have resolved to do any of the foregoing, or the Board of Directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction or resolved to do so; and

                 (h) by the Company, if the Board of Directors of the Company shall have recommended to the stockholders of the Company any Competing Transaction or resolved to do so; provided that any termination of this Agreement by the Company pursuant to this Section 8.01(h) shall not be effective until the close of business on the second full business day after notice thereof to Parent.

                          The right of any party hereto to terminate this
Agreement pursuant to this Section 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

                 SECTION 8.02.  Effect of Termination.  Except as provided in
Section 8.05 or Section 9.01, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, there shall be no liability on the part of Parent, Parent Sub or the Company or any of their respective officers or directors to the other and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party for any breach of this Agreement.

                 SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                 SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                 SECTION 8.05. Expenses. (a) Except as otherwise expressly provided herein, all expenses incurred by the parties hereto shall be borne solely by the party that has incurred such expenses.

                 (b) In the event that this Agreement shall be terminated pursuant to Section 8.01(h) and within 12 months thereafter a Competing Transaction shall be consummated, the Company shall pay Parent a fee of $6.5 million in cash.


                                   ARTICLE IX

                               GENERAL PROVISIONS

                 SECTION 9.01. Effectiveness of Representations, Warranties and Agreements. (a) Except as set forth in Section 9.01(b), the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement.

                 (b) The representations, warranties and agreements in this Agreement (and in any certificate delivered in connection with the Closing) shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Articles I and II and Sections 6.06 and 6.08 shall survive the Effective Time and those set forth in Sections 5.04, 5.05, 6.08, 8.02, 8.05 and Article IX hereof shall survive termination.

                 SECTION 9.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

                 (a)      If to Parent or Parent Sub:

                                             Renaissance Communications Corp.
                                             One Fawcett Place, Suite 120
                                             Greenwich, CT  06830
                                             Attention:  Chief Executive Officer

                 (b)      If to the Company:

                                             23 Kenney Drive
                                             Cranston, R.I.  02920
                                             Attention:  Chief Executive Officer


                 SECTION 9.03. Certain Definitions. For purposes of this Agreement, the term:

                 (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

                 (b) "Babb Agreement" means the Employment Agreement dated January 1, 1993, as amended on December 17, 1993, between Outlet
Communications, Inc. and James G. Babb, Jr.

                 (c) "business day" means any day other than a day on which banks in the City of New York are authorized or obligated to be closed;

                 (d) "control" (including the terms "controlled", "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

                 (e)      "FCC Licenses" means the licenses described in
Section 3.09(a) of the Company Disclosure Schedule;

                 (f) "Final Order" means an action by the FCC that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which no timely request for stay, petition for reconsideration or appeal or sua sponte action of the FCC with comparable effect is pending and as to which the time for filing any such request, petition or appeal or for the taking of any such sua sponte action by the FCC has expired.

                 (g) "knowledge" or "known" means, with respect to any matter in question, if an executive officer of the Company or Parent, as the case may be, has actual knowledge of such matter;

                 (h) "Licensed Station" means each of (i) WJAR (TV), Providence, Rhode Island, (ii) WCMH (TV), Columbus, Ohio, and (iii) WNCN (TV) Goldsboro, North Carolina;

                 (i) "1988 Agreement" means the Agreement dated as of July 26, 1988, among Bruce G. Sundlun, David E. Henderson, the Company, Broadcasting and the persons and entities listed on the signature pages thereto;

                 (j) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act);

                 (k) "Significant Subsidiary" or "Significant Subsidiaries" means any subsidiary of the Company that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the SEC;

                 (l) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person, means any corporation, partnership, joint venture or other legal entity of which the Company, Parent, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity; and

                 (m) "Tax" or "Taxes" shall mean any and all taxes, charges, fees, levies, payable to any federal, state, local or foreign taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, real or personal property, payroll, withholding, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, and transfer and gains taxes, (ii) customs duties, imposts, charges, levies or other similar assessments of any kind, and
(iii) interest, penalties and additions to tax imposed with respect thereto.

                 SECTION 9.04. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                 SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                 SECTION 9.06. Entire Agreement. This Agreement (together with the Exhibits hereto), and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

                 SECTION 9.07. Assignment. This Agreement shall not be assigned by operation of law or otherwise; provided, however, that Parent may assign its rights hereunder (but not its obligations) to any of its wholly owned subsidiaries.

                 SECTION 9.08. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied (other than the provisions of Sections
6.06 and 6.08), is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                 SECTION 9.09. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

                 SECTION 9.10.  Governing Law; Submission to Jurisdiction.
This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law, and each party hereto hereby submits to the exclusive jurisdiction of the Delaware courts sitting in chancery for the resolution of all disputes under this Agreement.

                 SECTION 9.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 IN WITNESS WHEREOF, Parent, Parent Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                        RENAISSANCE COMMUNICATIONS CORP.



                                        By    /s/
                                           ------------------------------
                                           Name:
                                           Title:


                                        RENAISSANCE COMMUNICATIONS
                                           ACQUISITION CORP.


                                        By    /s/
                                           ------------------------------
                                           Name:
                                           Title:


                                        OUTLET COMMUNICATIONS, INC.


                                        By    /s/
                                           -------------------------------
                                           Name:
                                           Title:

                                                                 Exhibit 7.02(c)


                             Consents and Approvals


1. Consent of the holders of all Outstanding Options to the cancelations of such Options in accordance with Section 2.03.

2. The Agreement dated as of July 31, 1986, between Harding Service Corporation and the Company shall have been terminated.